Form 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of October 2002

Commission File Number 0-16174

Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

________________________________________________________________________

Contact:
Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd. 972-2-589-2840
Bill Fletcher, President and CEO,	Teva North America (215) 591-3000
Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd. 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD THIRD QUARTER 2002 RESULTS

* Net income increased 21% to $96 million, EPS of $0.71, up 22%

* Net sales increased 25% to $631 million

* Global in-market sales of Copaxone(R) totaled $144 million, up 51%

Jerusalem, Israel, October 29, 2002 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported record net income of $96 million for the third quarter ended September 30, 2002 and $0.71 per fully diluted share, an increase over the third quarter of last year of 21% and 22%, respectively. Net sales for the third quarter increased 25% to $631 million, with North America accounting for 63% of these sales and Europe for 24%.

For the first nine months of 2002, net sales increased by 16% to reach $1,748 million, resulting in net income of $274 million and earnings per fully diluted share of $2.04, up 38% and 41% respectively, over the first nine months of 2001.

The reported results include for the first time, the consolidation of the two recent acquisitions in France and Italy.

Teva's President and Chief Executive Officer, Israel Makov commented:

"I am delighted with our strong performance this quarter which once again demonstrates our ability to consistently realize our strategy of sustained profitable growth. We continue to expand our leadership position in the major U.S. and European generics markets, while sales of Copaxone(R) continue to increase steadily in the global MS market.

With governments increasingly looking for ways to contain rising healthcare costs, the market for generic drugs is set to grow strongly. I am confident that this generic growth trend, together with Teva's global competitive edge and market leadership will further fuel our continued growth".

The increase of 26% in North American pharmaceutical sales over the comparable quarter was attributable to sales of five generic products that were launched during the quarter (Cefaclor ER, Nifedipine ER, Tizanidine HCl, Lisinopril and Lisinopril HCTZ), and eight products that were not sold in the comparable quarter of 2001, as well as increased sales of Copaxone(R).

Teva's U.S. generic pipeline currently comprises 59 ANDAs (including 14 tentative approvals), with total annual brand sales exceeding $27 billion. 41 of the 59 ANDAs were submitted under Paragraph IV, and Teva believes that it may be first to file on 20 of these filings, exceeding $7 billion in brand sales, and thus be eligible for 180 days of exclusivity. Year to date, Teva has received final approval for 15 products and launched 13. Teva was first to file and had 180-day exclusivity for 3 of these products.

Pharmaceutical sales in Europe increased 45% in the quarter to $133 million compared to $92 million in 2001. Organic growth in Europe was further enhanced by the consolidation of sales of Teva Classics (France) for the first time. Copaxone(R) continued its successful penetration throughout Europe, led by market share gains in Germany.

Global in-market sales of Copaxone(R), Teva's largest product, were $144 million, an increase of 51%. U.S. sales increased by 36% over the third quarter of 2001 to $109 million and outside the U.S., mainly in Europe, by 130%, totaling $35 million. The pre-filled syringe, launched in the U.S. in April 2002, has rapidly replaced the original vial presentation of Copaxone(R) and today accounts for 92% of total U.S. prescriptions.

API sales to third parties were $71 million, an increase of 27% from the third quarter of 2001, principally due to the consolidation of Teva Pharmaceutical Fine Chemicals S.r.l. (Italy) for the first time. Overall, API sales, including internal sales to Teva's pharmaceutical businesses, were $121 million, an increase of 27% over the comparable quarter.

Financial Review

Teva's gross profit margin was 42.9% for the third quarter of 2002 compared to 40.7% for the comparable quarter in 2001. This reflects a continued favorable product mix, a stable pricing environment in the U.S. and significant operational synergies, as well as favorable currency trends.

Gross R&D spending for the reported quarter grew by 13% over the comparable quarter of 2001, while net R&D was 80% higher. This reflects the increased expenditures on generic R&D projects and lower or no third party participations on innovative R&D projects.

Selling, General and Administrative (SG&A) expenses as a percentage of sales were 17.2% compared to 16.6% in the comparable quarter of 2001 and 17.5% in the full year 2001. SG&A expenses, commencing January 2002, exclude the amortization of goodwill as a result of FAS 142.

Cash flow generated from operating activities in the quarter amounted to $92 million and for the first nine months reached $325 million as compared to $273 million for the full year 2001.

Dividend

The Board of Directors, at its meeting on October 28, 2002, declared a cash dividend for the third quarter of 2002 of NIS 0.43 (approx. 9 cents according to the rate of exchange on that date) per ADR. The record date will be November 11, 2002, and the payment date will be November 26, 2002. Tax at a rate of 19% will be deducted at source.

Conference Call Details

Teva will host a conference call to discuss the Company's third quarter 2002 results on Tuesday, October 29, 2002 at 9:00 a.m. Eastern Time. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until Nov. 4th, 2002, midnight on the website or by calling (800) 839-3736 in the U.S. or ++1-(402) 220-2978 outside the U.S. No access code is required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 35 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Consolidated Statements of Income

(in millions, except earnings per ADR )

(unaudited)

	July - September		January - September
	2002	2001	2002	2001
	U.S. Dollars

SALES	631.3	505.7	1,748.4	1,510.3
COST OF SALES	360.7	300.0	992.2	902.9
GROSS PROFIT	270.6	205.7	756.2	607.4
R&D EXPENSES	46.5	41.2	131.3	119.5
LESS GRANTS & PARTICIPATIONS	5.9	18.7	18.8	41.8
R&D EXPENSES - net	40.6	22.5	112.5	77.7
SG&A EXPENSES	108.4	84.2	302.3	265.0
OPERATING INCOME	121.6	99.0	341.4	264.7
FINANCIAL EXPENSES - net	7.1	5.2	17.1	21.7
OTHER INCOME - net	0.2	2.5	3.7	6.6
INCOME BEFORE TAXES	114.7	96.3	328.0	249.6
PROVISION FOR INCOME TAXES	18.2	17.5	53.9	50.9
	96.5	78.8	274.1	198.7
PROFITS ON EQUITY INVESTMENTS	0.1	0.7	0.8	0.7
MINORITY INTERESTS	(0.3)	(0.1)	(1.1)	(0.8)
NET INCOME	96.3	79.4	273.8	198.6

EARNINGS PER ADR:
Basic ($)	0.73	0.60	2.07	1.50
Diluted ($)	0.71	0.58	2.04	1.45
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	132.3	132.3	132.2	132.2
Diluted	140.7	140.7	140.3	140.3

Balance Sheet Data

(in millions)

(unaudited)

	September 30 2002	December 31 2001
	U.S. Dollars
ASSETS

CURRENT ASSETS	2,192.6	2,177.9
INVESTMENTS & OTHER ASSETS	335.3	141.9
FIXED ASSETS - net	636.8	554.2
INTANGIBLE ASSETS - net	729.1	586.2
TOTAL ASSETS	3,893.8	3,460.2

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	874.2	738.1
LONG-TERM LIABILITIES	456.6	429.2
MINORITY INTERESTS	3.9	2.2
CONVERTIBLE SENIOR DEBENTURES	910.0	910.0
SHAREHOLDERS' EQUITY	1,649.1	1,380.7
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	3,893.8	3,460.2

Sales for the Quarter July - September 2002 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2002	2001	% Change	% of Total

North America	400.2	312.5	28.1%	63.4%
Europe	152.6	111.3	37.1%	24.2%
Rest of the World	78.5	81.9	-4.2%	12.4%
Total	631.3	505.7	24.8%	100%

Sales by Business Segments

Sales For the Period	2002	2001	% Change	% of Total

Pharmaceutical	555.6	444.8	24.9%	88.0%
A.P.I.	71.3	56.0	27.3%	11.3%
Veterinary and Other	4.4	4.9	-10.2%	0.7%
Total	631.3	505.7	24.8%	100%

Pharmaceutical Sales

Sales For the Period	2002	2001	% Change	% of Total

North America	354.0	280.8	26.1%	63.7%
Europe	132.7	91.5	45.0%	23.9%
Rest of the World	68.9	72.5	-5.0%	12.4%
Total	555.6	444.8	24.9%	100%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/ Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: October 31, 2002